FORM 6-K SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549 REPORT OF FOREIGN ISSUER Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JANUARY, 2008

Logan Resources Ltd. (File #000-50737) (Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1.	News Release dated January 25, 2008- Results of Logan Resources’ 2007 Exploration Program on the Shell Creek Copper- Gold Project

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____ No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd. (Registrant)

Date: February 7, 2008	By: /s/ Judith T. Mazvihwa
Name
Its: CFO/Director
(Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA): LGREF
Friday January 25, 2008

Results of Logan Resources’ 2007 Exploration Program on the Shell Creek Copper-Gold Project

Friday, January 25, 2008 – Logan Resources Ltd. (TSXV:LGR) (“The Company”) today announced the results of the 2007 exploration program on its 100%-owned (subject to a 2% NSR), 656 claim (13,600 ha) Shell Creek Project, located 75 km northwest of Dawson City, Yukon Territory.

The property lies adjacent to the Tintina Fault; a major structure associated with several high-grade mineral deposits. Shell Creek lies on the margin of a 600 km2 magnetic anomaly, along which IOCG type mineral potential is recognized. Shell Creek hosts an 18 km2 copper soil geochemical anomaly along the margin of the largest gravity anomaly in the Yukon.

The 2007 exploration program involved an airborne magnetic and radiometric survey, 1,535 m of diamond drilling in 10 holes, mapping, prospecting, additional soil sampling and securing access to the Yukon River. Copper mineralization on the property is dominantly hosted by a chloritic phyllite, approximately 100-300 m stratigraphically below a banded iron formation that has been traced for 17 km (see Figure 1). Late in the drill program, the sequence was interpreted as a redbed copper horizon (with the banded iron formation representing the oxide horizon) initiating the precipitation of copper (see News Release September 19, 2007). Previously reported samples taken from this area of the property assayed between 1% and 2% Cu, which is consistent with the copper grades of such redbed copper systems. Details of the 2007 drill program are included below.

The 2007 exploration programme revealed a new gold target: a 750 m long hydrothermal vein breccia discovery proximal to a high arsenic anomaly. Five gold-copper bearing quartz saddle reef structures had been previously identified on the property over a 6 km distance with visible gold observed in quartz boulders (values of 3.8 g/t to 9.3 g/t Au from quartz float and 2.7 g/t Au in soil). The property’s new gold target will be evaluated in 2008.

Five new radiometric anomalies were also identified by the 2007 airborne magnetic and radiometric survey. Several of these anomalies have associated magnetic signatures, interpreted as representing sulphide mineralization. Anomalous potassium values cover a large aerial extent of the property; which is consistent with a late stage IOCG model. A large magnetic anomaly in the northern portion of the property has been interpreted as an intrusive. This, combined with a coincident radiometric anomaly, represents an untested new target area.

The 2007 drill program was hampered by blocky ground conditions, lack of definitive exposure (which occurs as talus and felsenmere), and complex structure (an anticlinorium has been interpreted with recumbent folding evident and the faulting is prolific due to its proximity to the Tintina Fault). A fence of deeper holes across the copper bearing phyllite, perpendicular to the regional structure (an overturned anticline), will be necessary to test the stratigraphy. Trenching is necessary to determine the orientation and structural complexity of the copper horizon prior to drilling.

Specifications of the 2007 drill holes with UTM co-ordinates in Nad 83, Zone 7 projection are as follows and holes are plotted on Figure 1.

Hole No.	Easting	Northing	Elev. (m)	Azimuth	Dip	Depth (m)
SCK 07-1	528507	7161491	1394	155º	-80º	52.4
SCK 07-1A	528507	7161491	1394	155º	-45º	48.2
SCK 07-2	526395	7162577	1307	150º	-70º	407.0
SCK 07-3	525557	7162748	1094	350º	-50º	380.4
SCK 07-4	530680	7161446	1072	155º	-50º	170.8
SCK 07-4A	530680	7161446	1072	155º	-80º	34.1
SCK 07-5	530680	7162371	1296	200º	-45º	113.4
SCK 07-6	531026	7161447	1182	335º	-45º	96.0
SCK 07-7	528091	7162408	1279	215º	-70º	39.6
SCK 07-8	528750	7162383	1321	215º	-60º	193.0

Holes SCK 07-2 and -3, encompassing over half of the drill footage, targeted the older basaltic volcanic package in areas of high copper in soil geochemistry. No significant values were obtained but the volcanic package is uniformly enhanced in copper and probably provided the source of copper in the overlying redbed copper horizon.

Holes SCK 07-1, -1A, -4, -4A and -7 targeted the sedimentary/volcanic contact in areas of high copper in soil and/or rock geochemistry or copper mineralization. The holes were collared in the sedimentary package and did not reach the volcanic rocks primarily due to highly fractured ground conditions. No significant values were obtained.

Hole SCK 07-6 targeted the contact between the sedimentary package and the banded iron formation. Surface grab samples collected over a 250 m wide by 350 m long area returned an average of 0.3% Cu from 4 samples, and the hole intersected 0.17% Cu over 0.2 m from 18.5 m to 18.7 m in chalcocite mineralized chloritic phyllite, possibly intersecting a distal expression of the copper bearing horizon. A surface grab sample approximately 800 m upslope near the sedimentary/volcanic returned 0.94% Cu (sample 33398).

Holes SCK 07-5 and -8 targeted copper bearing chloritic phyllite stratigraphy below the banded iron formation but SCK 07-8 did not extend through the iron formation.

Limited prospecting along the southern limb of the copper bearing horizon uncovered copper mineralization with maximum values of 0.32% Cu (sample 33391) from grab samples. A grab sample from the fold nose area returned the highest value from the prospecting program with 2.77% Cu in sample 33390.

All samples were analyzed for gold and ICP by an ISO accredited laboratory, with metallic screens completed on anomalous copper results. Standard quality control procedures were employed and the Company inserted one standard in every 50 samples sent to the laboratory.

An aggressive exploration program, with a projected $3 million budget, is proposed for 2008. This will include trenching, additional soil geochemistry and diamond drilling. The copper bearing phyllite, particularly in the eastern fold nose, and the gold zones will be systematically trenched followed by diamond drilling. Soil sampling, mapping and prospecting will be extended to the north to investigate the recently identified airborne geophysical survey anomalies. The Company raised $3.2 million in December 2007 to fund exploration programs in the Yukon. The Company has a drill contractor secured for the 2008 season at Shell Creek. Permitting for a road to support the trenching machinery is underway.

Jean Pautler, P. Geo, Consulting Geologist, is the Qualified Person as per NI 43-101 with respect to the technical information contained herein.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

--------------------------
Seamus Young
President and CEO

For further information contact:

Logan Resources Ltd.
Seamus Young
604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.